
02006533

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38044


FEB 27 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/30/2000 (MM/DD/YY) AND ENDING 12/28/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Merrill Lynch Financial Services of Puerto Rico, Inc.

OFFICIAL USE ONLY
46922
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Popular Center, Suite 1830, 209 Munoz Rivera Avenue
(No. and Street)

San Juan (City) Puerto Rico (State) 00918 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. Bucchere (201) 671-0356
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AFFIRMATION

I, Stephen J. Bucchere, affirm that to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Merrill Lynch Financial Services of Puerto Rico, Inc. for the year ended December 28, 2001, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



February 25, 2002

Signature Date

Treasurer - Controller

Title

Subscribed and sworn to before me on this 25th day of February, 2002



Notary Public

GERARD M. HAUGH
NOTARY PUBLIC, State of New York
No. 01HA5020017
Qualified in Orange County
Commission Expires Nov. 8, 2005

MERRILL LYNCH FINANCIAL SERVICES OF PUERTO RICO, INC.
(S.E.C. I.D. NO. 8-38044)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 28, 2001 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com



INDEPENDENT AUDITORS' REPORT

Merrill Lynch Financial Services of Puerto Rico, Inc.

We have audited the accompanying balance sheet of Merrill Lynch Financial Services of Puerto Rico, Inc. (the "Company") as of December 28, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Merrill Lynch Financial Services of Puerto Rico, Inc. at December 28, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2002

Deloitte
Touche
Tohmatsu

MERRILL LYNCH FINANCIAL SERVICES OF PUERTO RICO, INC.

BALANCE SHEET
AS OF DECEMBER 28, 2001
(Dollars in Thousands, Except Per Share Amount)

ASSETS

CASH	$ 29
TRADING ASSETS, AT FAIR VALUE -	
Money market instruments	17,025
TOTAL ASSETS	$ 17,054

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payables to affiliated companies	$ 381
Income taxes payable	35
Other liabilities	90
Total liabilities	506
STOCKHOLDER'S EQUITY:	
Common stock, $10 par value - 1,000 shares authorized; issued and outstanding	10
Paid-in capital	15,290
Retained earnings	1,248
Total stockholder's equity	16,548
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 17,054

See notes to the Balance Sheet.

MERRILL LYNCH FINANCIAL SERVICES OF PUERTO RICO, INC.

NOTES TO BALANCE SHEET FOR THE YEAR ENDED DECEMBER 28, 2001 (Dollars in Thousands)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - Merrill Lynch Financial Services of Puerto Rico, Inc. (the "Company") is a wholly-owned subsidiary of Merrill Lynch International Holdings, Inc. ("MLIHI"), which is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("ML&Co."). The Company was established on October 15, 1999 as a broker dealer under the Securities Exchange Act of 1934 and currently engages in trading, financing, and investing activities involving U.S. Government, agency and mortgage-backed securities and money market instruments.

Basis of Presentation - The financial statements are presented in accordance with accounting principles generally accepted in the United States of America and prevailing industry practices.

Use of Estimates - In presenting the financial statements, management makes estimates regarding certain trading inventory valuations and other matters that affect the reported amounts and disclosure of contingencies in the financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from those estimates.

Trading Assets and Liabilities - Fair values of liquid trading securities are based on quoted mid-market prices and pricing models that utilize inputs based on quoted market factors and indicators of general market conditions. Changes in the assumptions used to calculate the fair value of these positions could have a material effect on the financial condition of the Company.

Fair Value - Substantially all of the Company's financial instruments are carried at fair value or at amounts that approximate fair value. Assets carried at amounts that approximate fair value consist predominantly of short-term financial instruments, which include cash, and other receivables. Similarly, most short-term payables to affiliated companies, and other liabilities are carried at amounts that approximate fair value.

Securities Financing Transactions - The Company periodically enters into resale and repurchase agreements to accommodate customers (i.e., matched-book), finance firm inventory positions, and obtain securities for settlement.

Resale and repurchase agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts, plus accrued interest. The Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. Substantially all resale and repurchase activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and

payables with the same counterparty. The Company offsets certain resale and repurchase agreement balances with the same counterparty on the Balance Sheet. On December 28, 2001, the Company did not have any open repurchase and resale transactions.

Trading Assets and Liabilities - The Company's trading activities consist primarily of securities trading and securities financing transactions. Trading assets consist of cash instruments, such as securities. Trading securities are recorded on a trade date basis at fair value.

Income Taxes - The Company is incorporated in Puerto Rico and files a local separate company income tax return. The Company is not included in the U.S. federal consolidated income tax return of ML&Co.

The Company uses the asset and liability method in providing income taxes on all transactions that have been recognized in the financial statements. The asset and liability method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

2. RELATED PARTY TRANSACTIONS

Payables to affiliated companies include payroll and pension obligations primarily due to ML&Co.

3. TRADING AND RELATED ACTIVITIES

The Company's trading activities primarily consist of providing securities brokerage and financing to clients. While trading activities are primarily generated by client order flow, the Company also takes proprietary positions based on expectations of future market movements and conditions. The Company's trading strategies rely on the integrated management of its client-driven and proprietary transactions, along with the hedging and financing of these positions.

Certain trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures.

Market Risk - Market risk is the potential change in a financial instrument's value caused by fluctuations in interest rates or market prices. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price, and spread movements of trading inventories and related financing and hedging activities. The Company uses cash instruments to hedge its market exposures. The principal market risks affecting the Company's financial instruments are interest rate risk and, with respect to mortgage-backed securities, prepayment risk. The following discussion describes these types of risks.

Interest Rate Risk - Interest rate risk arises from the possibility that changes in interest rates will affect the value of the Company's financial instruments.

Prepayment Risk - Prepayment risk, which is related to interest rate risk, arises from the possibility that the rate of principal repayment on mortgages will fluctuate, affecting the value of the Company's financial instruments.

Credit Risk - The Company is exposed to risk of loss if a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless ("default risk"). Cash instruments expose the Company to default risk. The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

The Company uses resale and repurchase agreements to finance securities, to facilitate settlement processes, and to meet customers' needs. Under these agreements, the Company either receives or provides collateral, including U.S. Government and agencies securities, mortgage-backed securities, or money market instruments. When providing collateral for these transactions, the Company delivers its own securities and securities owned by counterparties collateralizing resale agreements and other obligations.

Concentrations of Credit Risk - The Company's exposure to credit risk, associated with its trading and other activities, is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

At December 28, 2001, the Company's most significant concentration of credit risk was with a financial institution and amounted to $17,025.

The Company's most significant industry credit concentrations are financial institutions. Financial institutions include other brokers and dealers, commercial banks, finance companies, investment companies, and insurance companies. This concentration arises in the normal course of the Company's trading and financing activities.

5. COMMITMENTS AND CONTINGENCIES

Litigation - There are no legal actions pending against the Company as of December 28, 2001.

6. INCOME TAXES

The income tax provision consists of taxes the Company is subject to within Puerto Rico.

At December 28, 2001, the Company had an income tax payable of $35 and no deferred tax assets or liabilities.

7. REGULATORY REQUIREMENTS

As a registered broker and dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule"). Under the alternative method permitted by this Rule, the minimum required net capital, as defined, shall not be less than the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 28, 2001, the Company's regulatory net capital of $16,548 exceeded the minimum required by $16,298.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com


Deloitte
& Touche

February 25, 2002

Merrill Lynch Financial Services
of Puerto Rico, Inc.
Popular Center
209 Munoz Rivera Ave.
San Juan, Puerto Rico 00918

Dear Sirs:

In planning and performing our audit of the financial statements of Merrill Lynch Financial Services of Puerto Rico, Inc. (the "Company") for the year ended December 28, 2001 (on which we issued our report dated February 25, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 28, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered securities brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP